SNIPP INTERACTIVE INC.

SNIPP SELECTED AS EDITORS’ CHOICE AT 2015 SHOPPER MARKETING EXPO,

SECOND YEAR IN A ROW

October 13th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates, rewards and loyalty solutions listed on the TSX Venture Exchange, will be participating in the 2015 Path to Purchase Shopper Marketing Conference & Expo and was selected as Editors’ Choice for the second year running.

David Hargreaves, Chief Client Officer of Snipp, said “We’re extremely proud to have been featured by Shopper Marketing Magazine, not just as an Editors’ Choice for the Expo for the second year in a row, but also for our mobile rewards platform in their So-Lo-Mo section. We look forward to discussing our offerings with conference attendees, who can find us at booth #728. Come visit us!”

Prior to the event, editors of Shopper Marketing Magazine carefully review the exhibit roster and curate a special list of innovations that attendees should watch out for, featured in their October edition (http://digital.shoppermarketingmag.com/nxtbooks/ptp/sm_201510/#/76). Snipp’s integration of receipt processing technology with its cloud-based loyalty platform was highlighted for enabling brands to experiment with multi-channel loyalty and shorter term, ‘pop-up’ programs.

The event will be held between October 13-15 at the Minneapolis Convention Center. Snipp will be exhibiting at Booth 728.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.